Polar Petroleum Corp.
2248 Meridian Boulevard, Suite H
Minden, Nevada 89423

December 20, 2012

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn:	Reid Hooper

Re:	Polar Petroleum Corp.
Form 8-K Filed November 13, 2012 File No. 333-174433

Dear Mr. Hooper:

Polar Petroleum Corp., a Nevada corporation (the “Company”), received your letter dated December 7, 2012 regarding the Company’s Form 8-K filed November 13, 2012 with the Securities and Exchange Commission (“Commission”).

The Company hereby requests additional time to respond to your comment letter due to the Company’s need for further time to respond fully to all of the comments. The Company anticipates that it will be able provide the requested information and file an amended Form 8-K with the Commission on or before January 8, 2013.

Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Polar Petroleum Corp.

/s/ Daniel Walker

Daniel Walker
President